UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE OF SPECIAL GENERAL MEETING
FORWARD LOOKING STATEMENTS
SIGNATURES

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
NOTICE OF SPECIAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of APT Satellite Holdings Limited (the “Company”) will be held at its principal place of business, at 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Tuesday, 20 November 2007 at 11:00 a.m. for the purpose of considering and, if it thought fit, passing the ordinary resolution set out as follows:-
ORDINARY RESOLUTION
“THAT
(a)	(1) the option agreement entered into between Skywork Corporation (“Skywork”, a wholly-owned subsidiary of the Company), SingaSat Private Limited (“SingaSat”) and NTT Com Asia Limited (the “Licensee”) dated 2 October 2007 (the “Option Agreement”) in relation to the granting of a call option by each of Skywork and SingaSat to the Licensee for the purchase from them of all the equity interests in APT Satellite Telecommunications Limited (“APT Telecom”), with option expiry date on 31 December 2008, and the granting of a right of first refusal to the Licensee in respect of any offer to purchase equity interests in APT Telecom during the period from 1 January 2009 to 31 December 2010 made by parties other than the Licensee, Skywork and SingaSat be and is hereby confirmed, approved and ratified, and (2) the disposal by Skywork of its interests in APT Telecom as contemplated under the Option Agreement, be and is hereby approved; and
(b)	the board of directors of the Company be and is hereby authorized to take all such actions and steps and execute all documents or deeds or it may in their absolute discretion consider necessary or desirable to give full effect to this resolution, and to implement the Option Agreement and the disposal referred to in (a)(1) and (a)(2) above, respectively”.

By Order of the Board Dr. Lo Kin Hang, Brian Company Secretary

Hong Kong, 23 October 2007
Notes:
1.	A member entitled to attend and vote at the above meeting is entitled to appoint one or, if he/she is the holder of two or more shares, more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.
2.	In order to be valid, the form of proxy, must be deposited with the Company’s branch share registrar in Hong Kong, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).
3.	The form of proxy for use in connection with the above meeting is enclosed together with the Circular dated 23 October 2007 and such form is also published on the website of the Stock Exchange (www.hkex.com.hk) and the Company (www.apstar.com).
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng (President) and Tong Xudong (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: October 23, 2007.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President

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